

Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

July 17, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 17, 2019, The Nasdaq Stock Market (the "Exchange") received from Conyers Park II Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common
Stock $0.0001 par value, and one-fourth of one redeemable warrant

Class A common stock included as part of the units

Warrants included as part of the units, each whole warrant exercisable for one share of
Class A common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery